



02006964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

vf 3-6-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2002

SEC FILE NUMBER
8-52688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 AND ENDING 12/31/2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wahoo Institutional Trading

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001B SW Disk Dr #103
(No. and Street)

Bend (City) OR (State) 97702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marci Collis 541 388 8828
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name - if individual, state last, first, middle name)

222 SW Columbia St (Address) Portland (City) OR (State) 97201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)

3/15/02 SS

OATH OR AFFIRMATION

I, Marci Collis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wahoo Institutional Trading LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marci Collis
Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members and Management Committee
Wahoo Institutional Trading LLC

We have audited the accompanying balance sheet of Wahoo Institutional Trading LLC (a Delaware limited liability company) as of December 31, 2001, and the related statements of income, members' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
January 17, 2002

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

WAHOO INSTITUTIONAL TRADING LLC
BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 245,676
Commissions receivable	33,368
Notes receivable	10,000
Prepaid expenses and other assets	6,250
Equipment, net of accumulated depreciation	11,830
TOTAL ASSETS	$ 307,124
LIABILITIES	
Accounts payable and accrued liabilities	$ 7,048
Subordinated borrowings due to members	200,000
TOTAL LIABILITIES	207,048
MEMBERS' EQUITY, net of subscriptions receivable	100,076
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 307,124

See accompanying notes.

WAHOO INSTITUTIONAL TRADING LLC
BALANCE SHEET
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 245,676
Commissions receivable	33,368
Notes receivable	10,000
Prepaid expenses and other assets	6,250
Equipment, net of accumulated depreciation	11,830
TOTAL ASSETS	$ 307,124
LIABILITIES	
Accounts payable and accrued liabilities	$ 7,048
Subordinated borrowings due to members	200,000
TOTAL LIABILITIES	207,048
MEMBERS' EQUITY, net of subscriptions receivable	100,076
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 307,124

See accompanying notes.

WAHOO INSTITUTIONAL TRADING LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission revenue	$ 559,056
Interest income	10,246
Other income	360
Total revenues	569,662
EXPENSES	
Salaries and benefits	66,856
Clearance charges	190,386
Professional services	139,161
Occupancy	28,780
Interest	24,182
Other general and administrative expenses	51,634
Total expenses	500,999
NET INCOME	$ 68,663

See accompanying notes.

WAHOO INSTITUTIONAL TRADING LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Members' Equity	Subscriptions Receivable	Net Members' Equity
BALANCE, December 31, 2000	$ 90,937	$ (15,000)	$ 75,937
Member's capital contribution	925	(925)	-
Member's capital withdrawal	(4,525)	5,000	475
Members' distributions	(44,999)	-	(44,999)
Net income	68,663	-	68,663
BALANCE, December 31, 2001	$ 111,001	$ (10,925)	$ 100,076

See accompanying notes.

WAHOO INSTITUTIONAL TRADING LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Members' Equity	Subscriptions Receivable	Net Members' Equity
BALANCE, December 31, 2000	$ 90,937	$ (15,000)	$ 75,937
Member's capital contribution	925	(925)	-
Member's capital withdrawal	(4,525)	5,000	475
Members' distributions	(44,999)	-	(44,999)
Net income	68,663	-	68,663
BALANCE, December 31, 2001	$ 111,001	$ (10,925)	$ 100,076

See accompanying notes.

WAHOO INSTITUTIONAL TRADING LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 68,663
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	946
Write down of interest receivable	204
Write-off of subscription receivable, net of member capital account	475
Changes in cash due to changes in certain assets and liabilities:	
Decrease in commissions receivable	7,258
Increase in prepaid expenses and other assets	(2,244)
Increase in accounts payable and accrued liabilities	215
Net cash from operating activities	75,517
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in notes receivable	(10,000)
Purchase of equipment	(8,278)
Net cash from investing activities	(18,278)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' distributions	(44,999)
Net cash from financing activities	(44,999)
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,240
CASH AND CASH EQUIVALENTS, beginning of year	233,436
CASH AND CASH EQUIVALENTS, end of year	$ 245,676
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid in cash	$ 8,000

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Wahoo Institutional Trading LLC (the Company), is a Delaware limited liability company formed on March 16, 2000. All business operations are conducted from the Company's office in Bend, Oregon. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc., provides securities investment and brokerage services to its clients. For the year ended December 31, 2001, substantially all commissioned brokerage transactions were conducted on behalf of a related-party (see Note 3) and settled through Montgomery Correspondent Services, a division of Bank of America Securities LLC, pursuant to a Fully Disclosed Clearing Agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Commissions and commissions receivable – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Equipment – Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over the estimated useful lives, which range from three to seven years. Depreciation expense was $946 for the year ended December 31, 2001. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation will be removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to members – Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of LLC net income.

Income taxes – No provision for federal and state income taxes was provided for in the financial statements as the Company's income is reported in the tax returns of the members and any income tax liabilities or benefits attributable thereto is received by the individual members.

Use of estimates – The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 – RELATED-PARTY TRANSACTIONS

Substantially all of the Company's commission revenue for the year has been derived from brokerage transactions conducted on behalf of Coby Capital, an investment advisory firm located in Bend, Oregon, and whose principals control approximately 24% of the ownership interests in the Company. A company owned by a member of the LLC provides office space for the Company under an operating lease for $2,000 each month through May 31, 2001, and $2,100 through May 31, 2002. The Company recorded $28,780 of lease expense for the year ending December 31, 2001, pursuant to this lease agreement.

One member of the Company has provided $10,925 in a note as subscriptions for stock. This note, recorded as an offset to member capital, carries interest at 7% and is due in full on June 6, 2005.

Two additional members have loaned the Company $200,000 which has been recognized as subordinated debt. The subordinated notes are due October 15, 2003, and carry interest at 12% which is due monthly. These borrowings are considered capital under regulatory net capital rules. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – EQUIPMENT

Equipment consists of the following:

Computer equipment	$ 12,639
Software	224
Office equipment	407
	13,270
Less accumulated depreciation	(1,440)
Equipment, net of accumulated depreciation	$ 11,830

NOTE 5 – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2001, the Company had regulatory net capital of $271,050, which was $266,050 in excess of its required minimum regulatory net capital of $5,000. As of December 31, 2001, the Company's ratio of aggregate indebtedness to regulatory net capital was .265

SUPPLEMENTAL INFORMATION

WAHOO INSTITUTIONAL TRADING LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2001

Regulatory net capital:	
Members' equity	$ 100,076
Nonallowable assets	(29,026)
	71,050
Subordinated borrowings	200,000
Total regulatory net capital	271,050
Computation of basic net captial requirement:	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess regulatory net captial	$ 266,050
Aggregate indebtedness	$ 7,048
Ratio of aggregate indebtedness to regulatory net capital	2.65%

Reconciliation with Company Computation

Regulatory net capital, as reported in Company's computation in Part IIA of Form X-17a-5, as of December 31, 2001	$ 273,290
Regulatory net capital, as reported above	271,050
Difference	$ (2,240)
Reconciliation of difference:	
Decrease in members' equity	$ (22,558)
Decrease in nonallowable assets	20,318
	$ (2,240)



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members and Management Committee
Wahoo Institutional Trading LLC

In planning and performing our audit of the financial statements and supplemental schedule of Wahoo Institutional Trading LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial


MOSS-ADAMS LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
January 17, 2002


RECEIVED
FEB 2 8 2002
368

WAHOO INSTITUTIONAL TRADING LLC

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS
(with supplemental information)

DECEMBER 31, 2001